

February 10, 2011

Joanny Kwok
President and Chief Executive Officer
CFO Consultants, Inc.
Room 2010 F&G, Nan Fung Centre, 264-298 Castle Peak Rd.
Tsuen Wan, New Territories, Hong Kong

> **Re: CFO Consultants, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 30, 2010**
> **File No. 001-34712**

Dear Ms. Kwok:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Duc Dang
Senior Counsel

cc: Norwood Beveridge
David Levine
Daniel Reichman
Loeb & Loeb
Via *facsimile*: (212) 202-7829